                                                              PAGE 1 OF 22 PAGES


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             HARMONY HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    413223108
                    ----------------------------------------
                                 (CUSIP Number)

       Steven B. Nagler, Esq. 2275 Half Day Road, Suite 320, Bannockburn,
                                 Illinois 60015
------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 6, 1997
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The Remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              PAGE 2 OF 22 PAGES

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 413223108
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Glenn Bradley Laken
----------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY:
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF                          7.       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                      600,000
 OWNED BY                           --------------------------------------------
   EACH                             8.       SHARED VOTING POWER
 REPORTING
PERSON WITH                                         None
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                                  600,000
                                    --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                                    None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  600,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS):

                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  9.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                              PAGE 3 OF 22 PAGES

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 413223108
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Steven B. Nagler
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY:
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF                          7.       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                       9,974
 OWNED BY                           --------------------------------------------
   EACH                             8.      SHARED VOTING POWER
 REPORTING
PERSON WITH                                         None
                                    --------------------------------------------
                                    9.     SOLE DISPOSITIVE POWER

                                                   9,974
                                    --------------------------------------------
                                    10.   SHARED DISPOSITIVE POWER

                                                    None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  9,974
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS):

                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .15%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                              PAGE 4 OF 22 PAGES

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 413223108
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Donald Sliter
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY:
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF                          7.       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                       192,292
 OWNED BY                           --------------------------------------------
   EACH                             8.      SHARED VOTING POWER
 REPORTING
PERSON WITH                                         None
                                    --------------------------------------------
                                    9.     SOLE DISPOSITIVE POWER

                                                   192,292
                                    --------------------------------------------
                                    10.     SHARED DISPOSITIVE POWER

                                                    None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  192,292
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS):

                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.98%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                              PAGE 5 OF 22 PAGES

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 413223108
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Randall Berman
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY:
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF                          7.       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                     86,920
 OWNED BY                           --------------------------------------------
   EACH                             8.      SHARED VOTING POWER
 REPORTING
PERSON WITH                                       None
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                                 86,920
                                    --------------------------------------------
                                    10.    SHARED DISPOSITIVE POWER

                                                  None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  86,920
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS):

                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  1.35%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                              PAGE 6 OF 22 PAGES

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 413223108
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Lane Laken, M.D.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY:
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF                          7.       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                      47,500
 OWNED BY                           --------------------------------------------
   EACH                             8.      SHARED VOTING POWER
 REPORTING
PERSON WITH                                        None
                                    --------------------------------------------
                                    9.     SOLE DISPOSITIVE POWER

                                                  47,500
                                    --------------------------------------------
                                    10.    SHARED DISPOSITIVE POWER

                                                   None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  47,500
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS):

                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .74%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                              PAGE 7 OF 22 PAGES

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO. 413223108
--------------------------------------------------------------------------------

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                  Robert Totten
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
         (a)  [ ]
         (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY:
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS):

                  PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)

         [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  U.S.A.
--------------------------------------------------------------------------------
 NUMBER OF                          7.       SOLE VOTING POWER
  SHARES
BENEFICIALLY                                      50,000
 OWNED BY                           --------------------------------------------
   EACH                             8.      SHARED VOTING POWER
 REPORTING
PERSON WITH                                        None
                                    --------------------------------------------
                                    9.      SOLE DISPOSITIVE POWER

                                                  50,000
                                    --------------------------------------------
                                    10.    SHARED DISPOSITIVE POWER

                                                   None
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  50,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES  (SEE INSTRUCTIONS):

                  [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  .77%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                                              PAGE 8 OF 22 PAGES

CUSIP NO. 413223108



                                  SCHEDULE 13-D
                             HARMONY HOLDINGS, INC.



Item 1.           Security and issuer:

                  Harmony Holdings, Inc.
                  1990 Westwood Blvd.
                  Suite 310
                  Los Angeles, California 90025-4676
                  Common Stock of Harmony Holdings, Inc.

Item 2.           Identity and Background:

                  (a)      Glenn Bradley Laken

                  (b)      30 S. Wacker Drive
                           Suite 1606
                           Chicago, Illinois 60606

                  (c)      Self Employed Commodity Trader

                  (d) The reporting person has not been involved in any criminal proceedings.

                  (e) The reporting person has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

                  (f)      U.S.A.

Item 3.           Source and Amount of Funds or Other Considerations:

                  All acquisitions of the common stock of the issuer were acquired by the reporting person using his personal funds. The options to acquire the common stock were granted to the reporting person for providing consulting services to the issuer.

Item 4.           Purpose of Transaction:

                  The reporting person acquired the common stock and options of the issuer for investment purposes. The reporting person does have an intent to acquire additional securities (common stock) of the issuer.

                  The reporting person views the recent change of control of the Board of Directors of the issuer to be problematic and believes such change is not in the issuer's best interests.

                  The reporting person may seek to obtain representation on or control the Board of Directors of the issuer, which would result in a change in some or all of the current members of the Board of Directors of the issuer.

                  The reporting person would also consider selling his shares of the issuer, depending upon the circumstances and future developments.

                                                              PAGE 9 OF 22 PAGES

CUSIP NO. 413223108



         Except as set forth above, the reporting person does not have any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any material change in the present capitalization or dividend policy of the issuer;

         (e) Any other material change in the issuer's business or corporate structure;

         (f) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (g) A class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.           Interest in Securities of issuer.

                  (a) The reporting person owns directly and/or beneficially 400,000 shares of the common stock of the issuer. In addition, the reporting person owns options to acquire an additional 200,000 shares of such stock for $1.50 per share, which options are currently exercisable. The reporting person may be deemed to beneficially own the shares owned by the other persons joining this filing because of the understanding among them that they will all vote their shares at the direction of Glenn Laken, however, such understanding is not in writing and any party to such understanding may decline to vote his shares as directed by Glenn Laken. If Glenn Laken is deemed to beneficially own all of such shares, he would beneficially own 786,686 shares (excluding the 200,000 options he holds), which to his knowledge is 12.17% of all outstanding shares of issuer (excluding the 200,000 options he holds; 14.81% of all outstanding shares of issuer including the shares underlying such 200,000 options). The reporting person believes that there are 6,462,429 shares of common stock of the issuer outstanding.

                  (b) The reporting person has the sole power to vote or to direct the vote of 400,000 shares of the common stock of the issuer (exclusive of the 200,000 options he holds). Glenn Laken may also be deemed to have the power to direct the vote of the shares of the other persons joining this filing, for an additional 386,686 shares of the issuer of which Glenn Laken can direct the vote, however, any such person may decline to vote his shares as directed by Glenn Laken. The reporting person has the sole power to dispose

                                                             PAGE 10 OF 22 PAGES

CUSIP NO. 413223108

                           or direct the disposition of 400,000 shares of said stock (excluding the 200,000 options he holds).

                  (c) In the past sixty days, the reporting person has made the following open market purchase transactions in the issuer's stock, all effectuated in his personal account at Spear, Leeds & Kellogg:


     Date                        # of Shares                            Price

July 23, 1997                       5200                               2 19/32
                                    5000                               2 19/32

July 22, 1997                       5000                               2 9/16
                                    2000                               2 9/16
                                    5000                               2 19/32

July 15, 1997                       2500                               2 5/8

July 14, 1997                       1000                               2 13/32

July 10, 1997                       2500                               2 15/32
                                     200                               2 15/32
                                    2000                               2 15/32

July 7, 1997                         200                               2 17/32
                                    1000                               2 19/32

July 20, 1997                       2000                               2 11/32
                                    2500                               2 3/8
                                     200                               2 7/16
                                     200                               2 7/16

July 3, 1997                         200                               2 1/2

June 27, 1997                        500                               2 1/4
                                    2000                               2 1/4
                                    2000                               2 1/4
                                    2000                               2 9/32
                                    3000                               2 9/32

June 26, 1997                       2400                               2 5/16

June 25, 1997                       3000                               2 1/4
                                    2500                               2 1/4

June 20, 1997                       5000                               2 13/16

June 17, 1997                       2000                               2 1/8
                                     500                               2 3/16

June 16, 1997                      10000                               2

June 6, 1997                         500                               1 29/32
                                    2500                               1 15/16
                                    1000                               2

        (d)      N/A

        (e)      N/A

CUSIP NO. 413223108                                      PAGE  11   OF 22 PAGES


Item 6. Contracts, Arrangements, Individuals or Relationship with Respect to Securities of the issuer:

                  The reporting person and the other persons joining this filing of Schedule 13D have all agreed to vote their stock of the issuer as directed by Glenn Laken, the reporting person, with respect to any and all matters.

Item 7.           Material to be Filed as Exhibits.

                  A joint filing statement is filed as an Exhibit to this
Schedule 13D.

Items 2 - 6 inclusive for Steven B. Nagler

Item 2.           Identity and Background:

                  (a)      Steven B. Nagler

                  (b)      2275 Half Day Road
                           Suite 320
                           Bannockburn, Illinois 60015

                  (c)      Attorney

                  (d) The reporting person has not been involved in any criminal proceedings.

                  (e) The reporting person has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

                  (f)      U.S.A.

Item 3.           Source and Amount of Funds or Other Considerations:

                  All acquisitions of the common stock of the issuer were acquired by the reporting person using his personal funds.

Item 4.           Purpose of Transaction:

                  The reporting person acquired the common stock of the issuer for investment purposes. The reporting person may acquire additional securities (common stock) of the issuer depending on market conditions and the economic performance of the issuer.

                  The reporting person views the recent change of control of the Board of Directors of the issuer to be problematic and believes such change is not in the issuer's best interests.

                  The reporting person may seek to obtain representation on or control the Board of Directors of the issuer, which would result in a change in some or all of the current members of the Board of Directors of the issuer.

                  The reporting person would also consider selling his shares of the issuer, depending upon the circumstances and future developments.

         Except as set forth above, the reporting person does not have any plans or proposals which relate to or would result in any of the following:

CUSIP NO. 413223108                                      PAGE  12   OF 22 PAGES


         (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any material change in the present capitalization or dividend policy of the issuer;

         (e) Any other material change in the issuer's business or corporate structure;

         (f) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (g) A class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.           Interest in Securities of issuer.

                  (a) The reporting person owns directly and/or beneficially 9,974 shares of the common stock of the issuer. The reporting person believes that there are 6,462,429 shares of common stock of the issuer outstanding.

                  (b) The reporting person has the sole power to vote or to direct the vote of 9,974 shares of the common stock of the issuer. The reporting person has the sole power to dispose or direct the disposition of 9,974 shares of said stock.

                  (c) In the past sixty days, the reporting person has made the following open market purchase transaction in the issuer's stock, effectuated in his personal account at a retail brokerage firm:

                  Date                      # of Shares             Price

         June 19, 1997                             5000            2 1/32

                  (d)      N/A

                  (e)      N/A

Item 6. Contracts, Arrangements, Individuals or Relationship with Respect to Securities of the issuer:

                  The reporting person and the other persons joining this filing of Schedule 13D have all agreed to vote their stock of the issuer as directed by Glenn Laken with respect to any and all matters.

Item 7.           Material to be Filed as Exhibits.

                  A joint filing statement is filed as an Exhibit to this
                  Schedule 13D.

CUSIP NO. 413223108                                      PAGE  13   OF 22 PAGES


Items 2 - 6 inclusive for Donald Sliter

Item 2.           Identity and Background:

                  (a)      Donald Sliter

                  (b)      c/o Glenn Bradley Laken
                           30 S. Wacker Drive
                           Suite 1606
                           Chicago, Illinois 60606

                  (c) Commodity Trader with D & G Futures, Inc. Member of Mercantile Exchange

                  (d) The reporting person has not been involved in any criminal proceedings.

                  (e) The reporting person has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

                  (f)      U.S.A.

Item 3.           Source and Amount of Funds or Other Considerations:

                  All acquisitions of the common stock of the issuer were acquired by the reporting person using his personal funds.

Item 4.           Purpose of Transaction:

                  The reporting person acquired the common stock of the issuer for investment purposes. The reporting person may acquire additional securities (common stock) of the issuer depending upon market conditions and the economic performance of the issuer.

                  The reporting person views the recent change of control of the Board of Directors of the issuer to be problematic and believes such change is not in the issuer's best interests.

                  The reporting person may seek to obtain representation on or control the Board of Directors of the issuer, which would result in a change in some or all of the current members of the Board of Directors of the issuer.

                  The reporting person would also consider selling his shares of the issuer, depending upon the circumstances and future developments.

         Except as set forth above, the reporting person does not have any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any material change in the present capitalization or dividend policy of the issuer;

         (e) Any other material change in the issuer's business or corporate structure;

CUSIP NO. 413223108                                      PAGE  14   OF 22 PAGES



         (f) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (g) A class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.           Interest in Securities of issuer.

                  (a) The reporting person owns directly and/or beneficially 192,292 shares of the common stock of the issuer. The reporting person believes that there are 6,462,429 shares of common stock of the issuer outstanding.

                  (b) The reporting person has the sole power to vote or to direct the vote of 192,292 shares of the common stock of the issuer. The reporting person has the sole power to dispose or direct the disposition of 192,292 shares of said stock.

                  (c) On June 20, 1997 the reporting person in a private transaction transferred 5000 shares of stock to a family member. In the past sixty days, the reporting person has also made the following open market transactions in the issuer's stock, all effectuated in his personal account at a retail brokerage firm:

                                     Type of
                  Date             Transaction       # of Shares    Price

            August 4, 1997             sale              4760        2 1/2
            August 1, 1997             sale             25000        2 17/32
            July 29, 1997            purchase            3000        2 11/16
            July 25, 1997            purchase            6200        2 23/32
            July 23, 1997            purchase            4850        2 5/8
                                     purchase           10000        2 5/8
            July 22, 1997            purchase            5180        2 19/32
            July 18, 1997            purchase            3000        2 9/16
            July 16, 1997            purchase            3820        2 11/16
                                     purchase            5000        2 23/32
            July 15, 1997            purchase            7000        2 21/32
            July 14, 1997            purchase            3150        2 9/16
            June 23, 1997              sale               712        2 1/8
            June 16, 1997            purchase             712        2 3/32
                                     purchase            5155        2 1/16
            June 13, 1997            purchase           20000        2 1/32


                  (d)      N/A

                  (e)      N/A

Item 6. Contracts, Arrangements, Individuals or Relationship with Respect to Securities of the issuer:

                  The reporting person and the other persons joining this filing of Schedule 13D have all agreed to vote their stock of the issuer as directed by Glenn Laken with respect to any and all matters.

Item 7.           Material to be Filed as Exhibits.

                  A joint filing statement is filed as an Exhibit to this
                  Schedule 13D.

CUSIP NO. 413223108                                     PAGE  15   OF  22 PAGES


Items 2 - 6 inclusive for Randall Berman

Item 2.           Identity and Background:

                  (a)      Randall Berman

                  (b)      c/o Glenn Bradley Laken
                           30 S. Wacker Drive
                           Suite 1606
                           Chicago, Illinois 60606

                  (c)      Self Employed Commodity Trader
                           Member of Mercantile Exchange

                  (d) The reporting person has not been involved in any criminal proceedings.

                  (e) The reporting person has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

                  (f)      U.S.A.

Item 3.           Source and Amount of Funds or Other Considerations:

                  All acquisitions of the common stock of the issuer were acquired by the reporting person using his personal funds.

Item 4.           Purpose of Transaction:

                  The reporting person acquired the common stock of the issuer for investment purposes. The reporting person may acquire additional securities (common stock) of the issuer depending upon market conditions and the economic performance of the issuer.

                  The reporting person views the recent change of control of the Board of Directors of the issuer to be problematic and believes such change is not in the issuer's best interests.

                  The reporting person would also consider selling his shares of the issuer, depending upon the circumstances and future developments.

         Except as set forth above, the reporting person does not have any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any material change in the present capitalization or dividend policy of the issuer;

         (e) Any other material change in the issuer's business or corporate structure;

CUSIP NO. 413223108                                     PAGE  16   OF  22 PAGES



         (f) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (g) A class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.           Interest in Securities of issuer.

                  (a) The reporting person owns directly and/or beneficially 86,920 shares of the common stock of the issuer. The reporting person believes that there are 6,462,429 shares of common stock of the issuer outstanding.

                  (b) The reporting person has the sole power to vote or to direct the vote of 86,920 shares of the common stock of the issuer. The reporting person has the sole power to dispose or direct the disposition of 86,920 shares of said stock.

                  (c) In the past sixty days, the reporting person has made the following open market purchase transactions in the issuer's stock, effectuated in his personal account at a retail brokerage firm:



     Date                        # of Shares                           Price

July 23, 1997                       5000                               2 5/8
July 11, 1997                      10000                               2 17/32
June 17, 1997                       4850                               2 1/16


                  (d)      N/A

                  (e)      N/A

Item 6. Contracts, Arrangements, Individuals or Relationship with Respect to Securities of the issuer:

                  The reporting person and the other persons joining this filing of Schedule 13D have all agreed to vote their stock of the issuer as directed by Glenn Laken with respect to any and all matters.

Item 7.           Material to be Filed as Exhibits.

                  A joint filing statement is filed as an Exhibit to this
                  Schedule 13D.

CUSIP NO. 413223108                                     PAGE  17   OF  22 PAGES

Items 2 - 6 inclusive for Lane Laken, M.D.

Item 2.           Identity and Background:

                  (a)      Lane Laken, M.D.

                  (b)      c/o Glenn Bradley Laken
                           30 S. Wacker Drive
                           Suite 1606
                           Chicago, Illinois 60606

                  (c)      Orthopedic Surgeon

                  (d) The reporting person has not been involved in any criminal proceedings.

                  (e) The reporting person has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

                  (f)      U.S.A.

Item 3.           Source and Amount of Funds or Other Considerations:

                  All acquisitions of the common stock of the issuer were acquired by the reporting person using his personal funds.

Item 4.           Purpose of Transaction:

                  The reporting person acquired the common stock of the issuer for investment purposes. The reporting person may acquire additional securities (common stock) of the issuer depending upon market conditions and the economic performance of the issuer.

                  The reporting person views the recent change of control of the Board of Directors of the issuer to be problematic and believes such change is not in the issuer's best interests.

                  The reporting person would also consider selling his shares of the issuer, depending upon the circumstances and future developments.

         Except as set forth above, the reporting person does not have any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any material change in the present capitalization or dividend policy of the issuer;

         (e) Any other material change in the issuer's business or corporate structure;

CUSIP NO. 413223108                                     PAGE  18   OF  22 PAGES


         (f) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (g) A class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.           Interest in Securities of issuer.

                  (a) The reporting person owns directly and/or beneficially 47,500 shares of the common stock of the issuer. The reporting person believes that there are 6,462,429 shares of common stock of the issuer outstanding.

                  (b) The reporting person has the sole power to vote or to direct the vote of 47,500 shares of the common stock of the issuer. The reporting person has the sole power to dispose or direct the disposition of 47,500 shares of said stock.

                  (c) In the past sixty days, the reporting person has made the following open market purchase transactions in the issuer's stock, all effectuated in his personnal account at a retail brokerage firm:

     Date                        # of Shares                           Price

June 17, 1997                       2000                              2 1/8
June 6, 1997                        2500                              1 15/16

                  (d)      N/A

                  (e)      N/A

Item 6. Contracts, Arrangements, Individuals or Relationship with Respect to Securities of the issuer:

                  The reporting person and the other persons joining this filing of Schedule 13D have all agreed to vote their stock of the issuer as directed by Glenn Laken with respect to any and all matters.

Item 7.           Material to be Filed as Exhibits.

                  A joint filing statement is filed as an Exhibit to this
                  Schedule 13D.

CUSIP NO. 413223108                                     PAGE  19   OF  22 PAGES


Items 2 - 6 inclusive for Robert Totten

Item 2.           Identity and Background:

                  (a)      Robert Totten

                  (b)      c/o Glenn Bradley Laken
                           30 S. Wacker Drive
                           Suite 1606
                           Chicago, Illinois 60606

                  (c)      Private Investor

                  (d) The reporting person has not been involved in any criminal proceedings.

                  (e) The reporting person has never been a party to any civil judicial or administrative proceeding in which there has been any finding of any violation of any federal or state securities laws.

                  (f)      U.S.A.

Item 3.           Source and Amount of Funds or Other Considerations:

                  All acquisitions of the common stock of the issuer were acquired by the reporting person using his personal funds.

Item 4.           Purpose of Transaction:

                  The reporting person acquired the common stock of the issuer for investment purposes. The reporting person may acquire additional securities (common stock) of the issuer depending upon market conditions and the economic performance of the issuer.

                  The reporting person views the recent change of control of the Board of Directors of the issuer to be problematic and believes such change is not in the issuer's best interests.

                  The reporting person would also consider selling his shares of the issuer, depending upon the circumstances and future developments.

         Except as set forth above, the reporting person does not have any plans or proposals which relate to or would result in any of the following:

         (a) The acquisition of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any material change in the present capitalization or dividend policy of the issuer;

         (e) Any other material change in the issuer's business or corporate structure;

CUSIP NO. 413223108                                     PAGE  20   OF  21 PAGES


         (f) Changes in the issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (g) A class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.           Interest in Securities of issuer.

                  (a) The reporting person owns directly and/or beneficially 50,000 shares of the common stock of the issuer. The reporting person believes that there are 6,462,429 shares of common stock of the issuer outstanding.

                  (b) The reporting person has the sole power to vote or to direct the vote of 50,000 shares of the common stock of the issuer. The reporting person has the sole power to dispose or direct the disposition of 50,000 shares of said stock.

                  (c) In the past sixty days, the reporting person has made no transactions in the issuer's stock.

                  (d)      N/A

                  (e)      N/A

Item 6. Contracts, Arrangements, Individuals or Relationship with Respect to Securities of the issuer:

                  The reporting person and the other persons joining this filing of Schedule 13D have all agreed to vote their stock of the issuer as directed by Glenn Laken, the reporting person, with respect to any and all matters.

Item 7.           Material to be Filed as Exhibits.

                  A joint filing statement is filed as an Exhibit to this
                  Schedule 13D.

CUSIP NO. 413223108                                      PAGE  21  OF  22 PAGES


                                                          Signature

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                     /s/ Glenn Bradley Laken
                                                     -------------------------
                                                         Glenn Bradley Laken



                                                     /s/ Steven B. Nagler
                                                     -------------------------
                                                         Steven B. Nagler



                                                     /s/ Donald Sliter
                                                     -------------------------
                                                         Donald Sliter



                                                     /s/ Randall Berman
                                                     -------------------------
                                                         Randall Berman



                                                     /s/ Lane Laken, M.D.
                                                     -------------------------
                                                         Lane Laken, M.D.



                                                     /s/ Robert Totten
                                                     -------------------------
                                                         Robert Totten

CUSIP NO. 413223108                                      PAGE  22   OF 22 PAGES




                             EXHIBIT TO SCHEDULE 13

                              Dated August 6, 1997

                                 of Glenn Laken,
                                 Steven Nagler,
                                 Donald Sliter,
                                 Randall Berman,
                              Lane Laken, M.D., and
                                  Robert Totten



                    ----------------------------------------

                             JOINT FILING AGREEMENT

                    ----------------------------------------



Glenn Laken ("Glenn"), Steven B. Nagler ("Nagler"), Donald Sliter ("Sliter"), Randall Berman ("Berman"), Lane Laken, M.D. ("Laken"), and Robert Totten ("Totten") hereby agree that the Schedule 13D to which this statement is attached is filed on behalf of Glenn, Nagler, Sliter, Berman, Laken, and Totten and that any amendments to such Schedule 13D may be filed on behalf of all and each of them by Glenn.




                                             /s/ Glenn Bradley Laken
                                             -------------------------
                                                 Glenn Bradley Laken



                                             /s/ Steven B. Nagler
                                             -------------------------
                                                 Steven B. Nagler



                                             /s/ Donald Sliter
                                             -------------------------
                                                 Donald Sliter



                                             /s/ Randall Berman
                                             -------------------------
                                                 Randall Berman



                                             /s/ Lane Laken, M.D.
                                             -------------------------
                                                 Lane Laken, M.D.



                                             /s/ Robert Totten
                                             -------------------------
                                                 Robert Totten